Exhibit F


                         New Orleans, Louisiana
                         October 28, 1996



Securities and Exchange Commission
450 5th Street
Washington, D.C.  20549

Ladies and Gentlemen:

     Entergy Gulf States, Inc., a Texas Corporation (the "Company") is an electric and gas public utility company conducting business in the States of Louisiana and Texas and is a subsidiary of Entergy Corporation, a Delaware Corporation, which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended, (the "Act"). The Company proposes to enter into a transaction with Exxon Corporation ("Exxon") involving the long-term lease of its cogeneration facility, Louisiana Station Number 1, and surrounding properties that are contiguous to and surround Exxon's refining and petrochemical manufacturing facilities in East Baton Rouge Parish, Louisiana. As part of the proposed transaction, the Company also plans to enter into a sublease for the same facilities for a period not to exceed thirty (30) months, as well as an operating and service maintenance agreement, a reconfiguration agreement, and several other related agreements.

     In this connection, I have examined the Certificate of Incorporation of the Company, the Bylaws of the Company and the documents relating to the proposed transaction, including but not limited to the Agreement of Lease and Generating Facilities, the Operating and Maintenance Service Agreement, the Base Facility Sublease and Lease of Additions and Betterments, the Reconfiguration Agreement, the Amended and Restated Steam Contract, the Contract for Electric Service and the Letter Agreement (collectively, the "Agreements"). I have also examined other such documents, certificates, corporate records and matters of law as I have deemed necessary for the purposes of rendering this opinion. Based on the foregoing, I am of the opinion that:

       1. The Company is a corporation validly organized and existing under the laws of the State of Texas.

       2. All actions necessary to make valid the consummation of the proposed transaction by the Company described above will have been taken when:

       (a) the Application-Declaration shall have been granted and permitted to become effective in accordance with the applicable provisions of the Act; and

       (b) all appropriate final action shall have been taken by the Board of Directors, or duly appointed committee thereof, and/or an authorized officer of the Company with respect to the proposed transactions.

       3.  When the foregoing steps have been taken and assuming
       (i) the proposed transaction is consummated in accordance with the Application-Declaration and related orders of the Commission, (ii) the Board of Directors of the Company, or duly appointed committee, and/or an authorized officer, shall have authorized the consummation of the proposed transaction in accordance with the above referenced documents:

       (a) all state laws that relate or are applicable to the transaction (other than so called "blue sky laws" or similar laws, upon which I do not pass herein) will have been complied with; and

       (b) the consummation of the transaction by the Company will not violate the legal rights of the holders of any securities issued by the Company.

       I consent to the filing of this opinion as an exhibit to the Application-Declaration.

                           Very truly yours,

                           /s/ Ann G. Roy

                           Ann G. Roy